Exhibit 21

List of Subsidiaries of Autoscope Technologies Corporation

Name of Subsidiaries	Jurisdiction of Incorporation or Organization
Image Sensing Systems, Inc.	United States
Autoscope Technologies India Private Limited	India
Image Sensing Systems HK Limited	Hong Kong Special Administrative Region of the People’s Republic of China
Image Sensing Systems (Shenzhen) Limited	China (PRC)
Image Sensing Systems Spain SLU	Spain
Image Sensing Systems Canada Ltd.	Canada